UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934


    Ecototality, Inc. (formerly known as Alchemy Enterprises, Ltd.)
    ---------------------------------------------------------------
                            (Name of Issuer)

                              Common Stock
                              ------------
                     (Title of Class of Securities)

                                01374J203
                                ---------
                             (CUSIP Number)


                           September 29, 2006
                           ------------------
        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [x] Rule 13d-1(b)


   [x] Rule 13d-1(c)


   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 01374J203			SCHEDULE 13G		      Page 2 of 10

1.  Names of Reporting                    Enable Capital Management, LLC
    Persons.

    I.R.S. Identification Nos. of above persons               73-1625368
    (entities only).

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]
    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        Delaware

Number of     5.    Sole Voting Power                          8,571,430
Shares
Beneficially  6.    Shared Voting Power                                0
Owned
by Each       7.    Sole Dispositive Power                     8,571,430
Reporting
Person With   8.    Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                8,571,430
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)               7.6%

14. Type of Reporting Person (See Instructions)                       OO

CUSIP 01374J203			SCHEDULE 13G		      Page 3 of 10

1.  Names of Reporting                      Enable Growth Partners, L.P.
    Persons.

    I.R.S. Identification Nos. of above persons               75-3030215
    (entities only).

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]

    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        Delaware

Number of     5.    Sole Voting Power                          7,285,715
Shares
Beneficially  6.    Shared Voting Power                                0
Owned
by Each       7.    Sole Dispositive Power                     7,285,715
Reporting
Person With   8.    Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                7,285,715
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)               6.5%

14. Type of Reporting Person (See Instructions)                       PN

CUSIP 01374J203			SCHEDULE 13G		      Page 4 of 10

1.  Names of Reporting                                Mitchell S. Levine
    Persons.

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]
    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                   United States

Number of     5.    Sole Voting Power                          8,571,430
Shares
Beneficially  6.    Shared Voting Power                                0
Owned
by Each       7.    Sole Dispositive Power                     8,571,430
Reporting
Person With   8.    Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                8,571,430
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)               7.6%

14. Type of Reporting Person (See Instructions)                    HC/IN

CUSIP 01374J203			SCHEDULE 13G		      Page 5 of 10

Item 1(a).  Name of Issuer:

    Ecototality, Inc. (formerly known as Alchemy Enterprises, Ltd.)

Item 1(b).  Address of Issuer's Principal Executive Offices:

   2940 N. 67th Place, Suite #5
   Scottsdale, AZ  85251

Item 2(a).  Names of Persons Filing:

    Enable Capital Management, LLC ("ECM")

    Enable Growth Partners, L.P. ("ECM Partners")

    Mitchell S. Levine

Item 2(b).  Address of Principal Business Office or, if none, Residence:

    The principal business address of the reporting persons is One Ferry Building, Suite 255, San Francisco, CA 94111.

Item 2(c).  Citizenship:

    Reference is made to Item 4 of pages 2, 3, and 4, of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

    Common Stock

Item 2(e).  CUSIP Number:

    01374J203

CUSIP 01374J203			SCHEDULE 13G		      Page 6 of 10

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    [ ] (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    [ ] (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

    [ ] (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    [ ] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    [x]<F1> (e) An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E);

    [ ] (f) An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

    [x] (g) A parent holding company or control person in accordance with
    Section 240.13d-1(b)(1)(ii)(G);

    [ ] (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    [ ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    [ ] (j) Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

<F1>At the time of the transaction requiring the filing of
this Schedule, ECM was registered as an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E). ECM terminated its investment adviser registration effective October 27, 2006.

CUSIP 01374J203			SCHEDULE 13G		      Page 7 of 10

Item 4.  Ownership.

    Reference is hereby made to Items 5-9 and 11 of pages 2, 3, and 4, of this Schedule 13, which Items are incorporated by reference herein.

    ECM, as general partner and investment manager of ECM Partners and Mitchell S. Levine as managing member of ECM, may be deemed to beneficially own the securities owned by ECM Partners in that they may be deemed to have the power to direct the voting or disposition of such securities. At the time of the transaction that required the filing of this Schedule, ECM was registered as an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E). ECM terminated its investment adviser registration effective October 27, 2006.

    Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either ECM or Mitchell S. Levine is, for any purpose, the beneficial owner of any securities to which this Schedule relates (the "Securities"), and ECM and Mitchell S. Levine disclaim beneficial ownership as to the securities, except to the extent of their respective pecuniary interests therein.

    Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, directors, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

    The calculation of percentage of beneficial ownership in item 11 of pages 2, 3, and 4 was derived from the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006, in which the Issuer stated that the number of shares of its common stock outstanding as of November 1, 2006 was 112,999,986 shares.

Item 5.  Ownership of Five Percent or Less of a Class

    Not applicable.

CUSIP 01374J203			SCHEDULE 13G		      Page 8 of 10

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    ECM and Mitchell S. Levine are filing this Schedule because ECM as investment manager for certain accounts in which the Securities are held, and Mitchell S. Levine as managing member of ECM, have been granted the authority to dispose of and vote those Securities. Each entity that owns an account has the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, the Securities held in the account.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

    Not applicable.

Item 8.  Identification and Classification of Members of the Group

    Not applicable.

Item 9.  Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Signature

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 11, 2006     MITCHELL S. LEVINE

                              /s/ Mitchell S. Levine
                              ----------------------
                              Mitchell S. Levine

CUSIP 01374J203			SCHEDULE 13G		      Page 9 of 10

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Signature

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 11, 2006    ENABLE CAPITAL MANAGEMENT, LLC

                             By: /s/ Mitchell S. Levine
                                 ----------------------
                                 Mitchell S. Levine,
                                 its Managing Member

                             ENABLE GROWTH PARTNERS, L.P.
                             By: Enable Capital Management,
                                 LLC, its General Partner

                                 By: /s/ Mitchell S. Levine
                                     ----------------------
                                     Mitchell S. Levine,
                                     its Managing Member


                              EXHIBIT INDEX

        Exhibit A         Joint Filing Undertaking               Page 8

CUSIP 01374J203			SCHEDULE 13G		     Page 10 of 10

                                EXHIBIT A

                        JOINT FILING UNDERTAKING

    The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  December 11, 2006    ENABLE CAPITAL MANAGEMENT, LLC


                             By: /s/ Mitchell S. Levine
                                 ----------------------
                                 Mitchell S. Levine,
                                 its Managing Member

                             ENABLE GROWTH PARTNERS, L.P.
                             By: Enable Capital Management,
                                 LLC, its General Partner

                                 By: /s/ Mitchell S. Levine
                                     ----------------------
                                     Mitchell S. Levine,
                                     its Managing Member

                             MITCHELL S. LEVINE


                             By: /s/ Mitchell S. Levine
				                 ----------------------
                                 Mitchell S. Levine